Filed Pursuant to Rule 424(b)(3)
Registration No. 333-201460

Prospectus Supplement No. 1
to Prospectus dated February 11, 2015

Cachet Financial Solutions, Inc.

20,682,458 Shares

Common Stock

This prospectus supplement No. 1 supplements and amends the prospectus dated February 11, 2015 (the “prospectus”), relating to the resale of up to 20,682,458 outstanding shares of common stock of Cachet Financial Solutions, Inc. (the “Company”).  These shares include 11,106,743 shares of common stock underlying convertible debt and warrants issued to three accredited investors in private placement offerings (the Initial Private Placements), and 9,575,715 shares of common stock underlying convertible preferred stock and warrants issued and sold to 28 accredited investors in a private placement offering (the Subsequent Private Placement and, together with the Initial Private Placements, the Private Placements).

This prospectus supplement incorporates into our prospectus the information contained in the information set out below, together with our attached:

•                Current Reports on Form 8-K, which were filed with the Securities and Exchange Commission on February 12, 2015, February 18, 2015 and March 5, 2015.

This prospectus supplement is not complete without the prospectus, including any supplements and amendments thereto. This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the prospectus, including any supplements and amendments thereto.

Investing in our common stock should be considered speculative and involves a high degree of risk, including the risk of losing your entire investment.  See “Risk Factors” beginning on page 11 of the prospectus to read about the risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 5, 2015

This prospectus supplement supplements the section of our prospectus entitled “Legal Proceedings” by adding the following language at the end of such section:

The parties have filed cross motions for summary judgment.  The initial brief was filed on May 30, 2014, replies were filed on June 26, 2014 and the court took these motions under advisement on July 8, 2014.

This prospectus supplement supplements and amends the section of our prospectus entitled “Selling Stockholders” as follows:

SELLING STOCKHOLDERS

This prospectus covers the resale from time to time by the selling stockholders identified in the table below of up to an aggregate of 20,682,458 shares of our common stock issued or issuable to investors in the Private Placements, 11,106,743 of which were issued or issuable to investors in the Initial Private Placements and 9,575,715 of which were issued or issuable to investors in the Subsequent Private Placement.  None of the investors in the Subsequent Private Placement are deemed affiliates of the Company, except one of our directors, Michael J. Hanson.

Pursuant to the provisions of the purchase agreements entered into with the investors in the Private Placements (the Purchase Agreements), we have filed with the SEC the registration statement of which this prospectus forms a part in order to register such resales of our common stock under the Securities Act. We have also agreed to cause this registration statement to become effective and to keep such registration statement effective within and for the time periods set forth in the Purchase Agreements. Our failure to satisfy the filing or effectiveness deadlines set forth in the Purchase Agreements may subject us to payment of certain penalties pursuant to the terms of certain of the Purchase Agreements.

The selling stockholders identified in the table below may from time to time offer and sell under this prospectus any or all of the shares of common stock described under the column “Number of Common Shares Offered” in the table below. The table below has been prepared based upon information furnished to us by the selling stockholders as of the dates represented in the footnotes accompanying the table. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly and as required.

The selling stockholders have informed us that they bought our securities in the ordinary course of business, and that none of the selling stockholders had, at the time of their purchase of our securities, any agreements or understandings, directly or indirectly, with any person to distribute such securities.

The following table and footnote disclosure following the table sets forth the name of each selling stockholder, the nature of any position, office or other material relationship, if any, that the selling stockholder has had within the past three years with us or with any of our predecessors or affiliates, and the number of shares of our common stock beneficially owned by the selling stockholder before this offering. The number of shares reflected are those beneficially owned, as determined under applicable rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under applicable SEC rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days after February 27, 2015 through the exercise of any option, warrant or right or through the conversion of any convertible security. Unless otherwise indicated in the footnotes to the table below and subject to community property laws where applicable, we believe, based on information furnished to us, that each of the selling stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

We have assumed that all shares of common stock reflected in the table as being offered in the offering covered by this prospectus will be sold from time to time in this offering. We cannot provide an estimate as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering covered by this prospectus because the selling stockholders may offer some, all or none of their shares of common stock being offered in the offering.

Name of Selling Stockholder	Number of Common Shares Beneficially Owned Before Offering (1)		Number of Common Shares Offered		Number of Common Shares Beneficially Owned if All Shares are Sold in the Offering	Percent Beneficially Owned After Offering (2)
Investors of Initial Private Placements
Trooien Capital, LLC (3)	5,384,942	(4)	5,041,954	(4)	342,988	21.9%
Michaelson Capital Special Finance Fund, LP	1,238,375	(5)	1,238,375	(5)	0	5.5%
Michael J. Hanson	6,900,107	(6)	4,826,414	(7)	2,073,693	27.7%
Investors of Subsequent Private Placement
JMR Capital Limited (8)	1,479,317	(9)	1,479,317	(9)	0	4.9	%(10)
FLMM Limited (8)	2,349,835	(11)	2,349,835	(11)	0	9.9	%(12)
Per Magnus Andersson	23,449	(13)	23,449	(13)	0	*
Tiburon Opportunity Fund LP	1,420,477	(14)	1,420,477	(14)	0	4.9	%(15)
Christopher Thunen	74,594	(16)	74,594	(16)	0	*
Thunen Family Trust UAD 10/4/2005	111,892	(17)	111,892	(17)	0	*
Cold Spring Investing LLC	320,744	(18)	320,744	(18)	0	1.5%
Alvin Fund LLC	232,750	(19)	232,750	(19)	0	1.0%
Lincoln Park Capital Fund, LLC	274,677	(20)	203,942	(20)	70,735	1.2%
Ahava Investment Capital LP	140,215	(21)	140,215	(21)	0	*
Rosen Investment Fund, LLC	77,118	(22)	77,118	(22)	0	*
Pinnacle 18, LLLP	62,221	(23)	62,221	(23)	0	*
Richard L. Muller and Marilyn A. Muller	20,834	(24)	20,834	(24)	0	*
Northland Securities, Inc.(25)	136,485	(26)	136,485	(26)	0	*
Douglas Thunen	40,044	(27)	40,044	(27)	0	*

Name of Selling Stockholder	Number of Common Shares Beneficially Owned Before Offering (1)		Number of Common Shares Offered		Number of Common Shares Beneficially Owned if All Shares are Sold in the Offering	Percent Beneficially Owned After Offering (2)
Susan Nakada	20,022	(28)	20,022	(28)	0	*
Jon D. and Linda W. Gruber Trust	870,953	(29)	870,953	(29)	0	1.9%
Itasca Capital Partners LLC	168,399	(30)	60,066	(30)	108,333	*
Kevin McCormack	20,022	(28)	20,022	(28)	0	*
Phylis Esposito	200,219	(31)	200,219	(31)	0	*
Anthony Low-Beer	500,548	(32)	500,548	(32)	0	1.1%
Helen Esposito	100,110	(33)	100,110	(33)	0	*
Michael Lalli & Marigrace Lalli	50,055	(34)	50,055	(34)	0	*
ALB Private Investments, LLC	300,329	(35)	300,329	(35)	0	*
Ryan McCormack	20,022	(28)	20,022	(28)	0	*
Maida Chicon	50,055	(34)	50,055	(34)	0	*
Michael J. Hanson	6,900,107	(6)	435,258	(36)	6,464,849	27.7%
John R. Low-Beer	80,088	(37)	80,088	(37)	0	*
The Edward Nersessian Profit Sharing Plan	100,110	(33)	100,110	(33)	0	*
Scarsdale Equities LLC(38)	73,940	(26)	73,940	(26)	0	*

*                                         Represents less than one percent.

(1)                                 Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities.  Securities “beneficially owned” by a person may include securities owned by or for, among others, the spouse, children, or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the option or right to acquire within 60 days of February 27, 2015.

(2)                                 Assumes that none of the registered shares of common stock are sold in this offering, and that none of the selling stockholders acquire additional shares of our common stock after the date of this prospectus and prior to completion of this offering.  The ownership percentage is based on 21,995,192 shares of common stock outstanding as of February 27, 2015.

(3)                                 Jerry Trooien, the managing member of the selling stockholder, has the power to vote or dispose of the securities held of record by the selling stockholder and may be deemed to beneficially own those securities.

(4)                                 Includes outstanding convertible debt which could convert into 1,540,764 shares of common stock and 1,540,764 shares purchasable upon the exercise of warrants and previously converted debt which converted into 980,213 shares of common stock and 980,213 shares purchasable upon the exercise of warrants.

(5)                                 Represents 666,667 shares of common stock and 571,708 shares purchasable upon the exercise of warrants.

(6)                                Includes outstanding convertible debt which could convert into 941,713 shares of common stock and 941,713 shares purchasable upon the exercise of warrants, previously converted debt which converted into 1,471,494 shares of common stock and 1,471,494 shares purchasable upon the exercise of warrants, 80,000 shares issuable upon the exercise of stock options, 448,641 shares purchasable upon the exercise of warrants and the shares issued upon conversion of preferred stock and warrant shares referenced in footnote 33 below.

(7)                                 Includes outstanding convertible debt which could convert into 941,713 shares of common stock and 941,713 shares purchasable upon the exercise of warrants and previously converted debt which converted into 1,471,494 shares of common stock and 1,471,494 shares purchasable upon the exercise of warrants.

(8)                                 Per Magnus Andersson, the Director of the selling stockholder has the power to vote or dispose of the securities held of record by the selling stockholder and may be deemed to beneficially own those securities.

(9)                                 Represents 845,984 shares of common stock issued upon the conversion of preferred stock and 633,333 shares purchasable upon the exercise of warrants.

(10)                          The Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and the related Warrants contain exercise and conversion limitations providing that a holder thereof may not convert or exercise (as the case may be) to the extent that, if after giving effect to such conversion or exercise (as the case may be), the holder or any of its affiliates would beneficially own in excess of 4.99% of the outstanding shares of common stock immediately after giving effect to such conversion or exercise (as the case may be).

(11)                          Represents 1,281,719 shares of common stock issued upon the conversion of preferred stock and 1,068,116 shares purchasable upon the exercise of warrants.

(12)                          The Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and the related Warrants contain exercise and conversion limitations providing that a holder thereof may not convert or exercise (as the case may be) to the extent that, if after giving effect to such conversion or exercise (as the case may be), the holder or any of its affiliates would beneficially own in excess of 4.99% of the outstanding shares of common stock immediately after giving effect to such conversion or exercise (as the case may be) (the “Beneficial Ownership Limitation”).  As permitted by the Certificate of Designation for the Series A and B Convertible Preferred Stock, FLMM Limited has given the Company notice it is increasing the Beneficial Ownership Limitation to 9.99%.

(13)                          Represents 13,449 shares of common stock issued upon the conversion of preferred stock and 10,000 shares purchasable upon the exercise of warrants.

(14)                          Represents 800,184 shares of common stock issued upon the conversion of preferred stock and 620,293 shares purchasable upon the exercise of warrants.

(15)                          The Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and the related Warrants contain exercise and conversion limitations providing that a holder thereof may not convert or exercise (as the case may be) to the extent that, if after giving effect to such conversion or exercise (as the case may be), the holder or any of its affiliates would beneficially own in excess of 4.99% of the outstanding shares of common stock immediately after giving effect to such conversion or exercise (as the case may be).

(16)                          Represents 40,681 shares of common stock issued upon the conversion of preferred stock and 33,913 shares purchasable upon the exercise of warrants.

(17)                          Represents 61,023 shares of common stock issued upon the conversion of preferred stock and 50,870 shares purchasable upon the exercise of warrants.

(18)                          Represents 177,266 shares of common stock issued upon the conversion of preferred stock and 143,478 shares purchasable upon the exercise of warrants.

(19)                          Represents 132,750 shares of common stock issued upon the conversion of preferred stock and 100,000 shares purchasable upon the exercise of warrants.

(20)                          Represents 110,442 shares of common stock issued upon the conversion of preferred stock and 93,500 shares purchasable upon the exercise of warrants.

(21)                          Represents 80,215 shares of common stock issued upon the conversion of preferred stock and 60,000 shares purchasable upon the exercise of warrants.

(22)                          Represents 44,118 shares of common stock issued upon the conversion of preferred stock and 33,000 shares purchasable upon the exercise of warrants.

(23)                          Represents 35,521 shares of common stock issued upon the conversion of preferred stock and 26,700 shares purchasable upon the exercise of warrants.

(24)                          Represents 11,834 shares of common stock issued upon the conversion of preferred stock and 9,000 shares purchasable upon the exercise of warrants.

(25)                          Northland Securities, Inc, a broker-dealer, received warrants in connection with their service as placement agent in the PIPE offering described above on page 7.

(26)                          Represents shares purchasable upon the exercise of warrants.

(27)                         Represents 20,044 shares of common stock issued upon the conversion of preferred stock and 20,000 shares purchasable upon the exercise of warrants.

(28)                          Represents 10,022 shares of common stock issued upon the conversion of preferred stock and 10,000 shares purchasable upon the exercise of warrants.

(29)                          Represents 435,953 shares of common stock issued upon the conversion of preferred stock and 435,000 shares purchasable upon the exercise of warrants.

(30)                          Represents 30,066 shares of common stock issued upon the conversion of preferred stock and 30,000 shares purchasable upon the exercise of warrants.

(31)                          Represents 100,219 shares of common stock issued upon the conversion of preferred stock and 100,000 shares purchasable upon the exercise of warrants.

(32)                          Represents 250,548 shares of common stock issued upon the conversion of preferred stock and 250,000 shares purchasable upon the exercise of warrants.

(33)                          Represents 50,110 shares of common stock issued upon the conversion of preferred stock and 50,000 shares purchasable upon the exercise of warrants.

(34)                          Represents 25,055 shares of common stock issued upon the conversion of preferred stock and 25,000 shares purchasable upon the exercise of warrants.

(35)                          Represents 150,329 shares of common stock issued upon the conversion of preferred stock and 150,000 shares purchasable upon the exercise of warrants.

(36)                          Represents 217,867 shares of common stock issued upon the conversion of preferred stock and 217,391 shares purchasable upon the exercise of warrants.

(37)                          Represents 40,088 shares of common stock issued upon the conversion of preferred stock and 40,000 shares purchasable upon the exercise of warrants.

(38)                          Scarsdale Equities LLC, a broker-dealer, received warrants in connection with their service as placement agent in the PIPE offering described above on page 7.

This prospectus supplement supplements and amends the first paragraph of the section of our prospectus entitled “Employment Agreements and Change-in-Control Provisions—Executive Employment Agreements” as follows:

Effective January 1, 2015, the annual base salaries for Messrs. Mack, Blaney and McAreavey were increased by $25,000 (to $265,000), $30,000 (to $220,000) and $10,000 (to $230,000), respectively.

This prospectus supplement supplements and amends the section of our prospectus entitled “Certain Beneficial Owners and Management” as follows:

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the close of business on February 27, 2015, we had outstanding 21,995,192 shares of common stock.  Each share of common stock is currently entitled to one vote on all matters put to a vote of our shareholders.  The following table sets forth the number of common shares, and percentage of outstanding common shares, beneficially owned as of February 27, 2015, by:

•	each person known by us to be the beneficial owner of more than five percent of our outstanding common stock;
•	each of our current directors;
•	each our current executive officers and any other persons identified as a “named executive” in the Summary Compensation Table above; and
•	all our current executive officers and directors as a group.

Shares beneficially owned and percentage ownership is based on 21,995,192 shares of common stock outstanding as of February 27, 2015.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes general voting power and/or investment power with respect to securities. Shares of common stock issuable upon exercise of options or warrants that are currently exercisable or exercisable within 60 days of the record date, and shares of common stock issuable upon conversion of other securities currently convertible or convertible within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Under the applicable SEC rules, each person’s beneficial ownership is calculated by dividing the total number of shares with respect to which they possess beneficial ownership by the total number of outstanding shares.  In any case where an individual has beneficial ownership over securities that are not outstanding, but are issuable upon the exercise of options or warrants or similar rights within the next 60 days, that same number of shares is added to the denominator in the calculation described above. Because the calculation of each person’s beneficial ownership set forth in the “Percentage Beneficially Owned” column of the table may include shares that are not presently outstanding, the sum total of the percentages set forth in such column may exceed 100%.  Unless otherwise indicated, the address of each of the following persons is 18671 Lake Drive East, Southwest Tech Center A, Minneapolis, MN 55317, and, based upon information available or furnished to us, each such person has sole voting and investment power with respect to the shares set forth opposite his, her or its name.

Name and Address	Shares Beneficially Owned (1)	Percentage Beneficially Owned
Jeffrey C. Mack (2)	612,208	2.7%
Christopher F. Ebbert (3)	329,168	1.5%
Lawrence C. Blaney (4)	210,366	*
Darin McAreavey (5)	122,667	*
Bruce Whitmore (6)	58,333	*
Brian Anderson (6)(7)	60,000	*
James L. Davis (8)	6,094,745	24.8%
Michael J. Hanson (9)	6,900,107	27.7%
Terril H. Peterson (10)	486,094	2.2%
Jack B. Petersen (11)	1,486,424	6.7%
Trooien Capital, LLC (12)	5,384,942	21.9%
Michaelson Capital Special Finance Fund, L.P. (13)	1,238,375	5.5%
JMR Capital Limited (14)	1,110,773	4.9%
FLMM Limited (15)	2,298,940	9.9%
Tiburon Opportunity Fund LP (16)	1,113,179	4.9%
All current directors and officers as a group (17)	14,327,594	50.0%

* less than one percent

(1)

The securities “beneficially owned” by a person are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the SEC and accordingly, may include securities owned by or for, among others, the spouse, children or certain other relatives of such person, as well as other securities over which the person has or shares voting or investment power or securities which the person has the right to acquire within 60 days.

(2)	Includes 535,000 common shares purchasable upon the exercise of outstanding options.
(3)

Represents 201,250 common shares purchasable upon the exercise of outstanding options and 2,918 shares purchased pursuant to the Company’s Associate Stock Purchase Plan, which remains subject to shareholder approval.

(4)

Represents 207,500 shares issuable upon the exercise of outstanding options and 2,866 shares purchased pursuant to the Company’s Associate Stock Purchase Plan, which remains subject to shareholder approval.

(5)	Includes 121,667 common shares purchasable upon the exercise of outstanding options.

(6)	All shares reflected in the table are issuable upon the exercise of outstanding options.
(7)	Mr. Anderson resigned as our Chief Financial Officer and Executive Vice President effective as of March 19, 2014.
(8)

Includes 80,000 common shares purchasable upon the exercise of options, 2,562,265 common shares purchasable upon exercise of outstanding warrants, 125,975 common shares owned by Mr. Davis’ self-directed retirement account plan, as well as 27,060 common shares held by Mr. Davis’ wife (either personally or through her individual retirement account), beneficial ownership of which Mr. Davis disclaims.

(9)	Includes 80,000 common shares purchasable upon the exercise of outstanding options and 2,861,848 common shares purchasable upon exercise of outstanding warrants.
(10)	Includes 486,094 shares of common stock owned which are held indirectly through Pinnacle Investments, LLC. Mr. Peterson resigned from our Board of Directors on January 21, 2015.
(11)	Includes 62,500 shares held in a retirement account and warrants for the purchase of 362,825 common shares.
(12)

Includes 2,608,477 common shares purchasable upon exercise of outstanding warrants. Jerry Trooien, the managing member of Trooien Capital, LLC, has the power to vote or dispose of the securities held of record by the entity and may be deemed to beneficially own those securities.

(13)	Includes 571,708 common shares purchasable upon exercise of outstanding warrants.
(14)

Includes 264,789 common shares purchasable upon exercise of outstanding warrants. Does not include 368,544 common shares otherwise purchasable upon exercise of outstanding warrants held by the JMR Capital Limited due to the Beneficial Ownership Limitation discussed above in “Selling Shareholders.”

(15)

Includes 1,017,221 common shares purchasable upon exercise of outstanding warrants. Does not include 50,895 common shares otherwise purchasable upon exercise of outstanding warrants held by the FLMM Limited due to the Beneficial Ownership Limitation discussed above in “Selling Shareholders.”

(16)

Includes 312,995 common shares purchasable upon exercise of outstanding warrants. Does not include 307,298 common shares otherwise purchasable upon exercise of outstanding warrants held by the Tiburon Opportunity Fund LP due to the Beneficial Ownership Limitation discussed above in “Selling Shareholders.”

(17)	Includes Messrs. Mack, Ebbert, Blaney, McAreavey, Whitmore, Davis and Hanson. Also includes securities held by Mr. Davis’ wife, as described in note (7) above.